

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2022

Charles Fernandez
Chief Executive Officer
NextPlat Corp
18851 N.E. 29th Ave., Suite 700
Aventura, FL 33180

>   **Re: NextPlat Corp**
>   **Amendment No. 3 to Registration Statement on Form S-3**
>   **Filed May 25, 2022**
>   **File No. 333-262748**

Dear Mr. Fernandez:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-3

Risk Factors, page 10

1. Please add risk factor disclosure that conforms with your disclosures on page 5 regarding your internally developed model. Your risk factor disclosure should address your belief that your internally developed model will permit you to make a risk-based assessment regarding the likelihood that a particular NFT could be deemed a "security" within the meaning of the U.S. federal and/or state securities laws in determining if and how an NFT can be posted on your platform, including the training processes mentioned.

       Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Matthew Derby, Staff Attorney, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Johnathan C. Duncan